Phillips 66 Partners 2331 CityWest Blvd. Houston, TX 77042

November 21, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Irene Barberena-Meissner, Staff Attorney

Re: Phillips 66 Partners LP Registration Statement on Form S-3 filed October 25, 2019 (File No. 333-234334) (the “Registration Statement”)

Dear Ms. Barberena-Meissner:
On behalf of Phillips 66 Partners LP, a Delaware limited partnership (the “Partnership,” “we,” “us,” or “our”), set forth below is the Partnership’s response to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 14, 2019.
The Registration Statement has been revised in response to the Staff’s comments. Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).
For ease of reference, the Staff’s comment is reproduced below in bold, italicized text and is followed by the Partnership’s response.
Registration Statement on Form S-3
Our Partnership Agreement
Exclusive Forum, page 28

1.
We note that the forum selection provision set forth in Section 16.9(b) of your partnership agreement identifies the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, any other court in the State of Delaware having jurisdiction) as the exclusive forum for certain litigation, including any such matter “brought in a derivative manner on behalf of the Partnership.” We further note the references in Sections 16.9(b)(ii) and (b)(iii) to the "jurisdiction of the courts of the State of Delaware," which could be interpreted as referring only to state courts. Please disclose whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act and also whether the references are intended to be limited to state courts. In that regard we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or

U.S. Securities and Exchange Commission
November 21, 2019

liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:
In response to the Staff’s comment, we have revised our disclosure to clarify that we intend for the forum selection provision to apply to the fullest extent permitted by applicable law to the types of actions and proceedings described in the forum selection provision, including, to the extent permitted by the federal securities laws, to lawsuits asserting both federal securities claims and the types of claims specified in the forum selection provision. Additionally, we note that references in Section 16.9(b) of our partnership agreement to “courts of the State of Delaware” and “courts in the State of Delaware” are intended to refer to the Court of Chancery of the State of Delaware and, to the extent such court does not have jurisdiction over any matter, the state or federal courts located in the State of Delaware to the fullest extent they have jurisdiction over any particular matter under applicable law. Please see page 29 of Amendment No. 1.

2.
If the forum selection provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your forum selection provision on those holding beneficial interests in the Partnership, including that investors may be subject to increased costs to bring a claim and that the provision could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

Response:

We have revised our disclosure to state that there is uncertainty as to whether a court would enforce the forum selection provision as it relates to Securities Act claims and that investors cannot waive compliance with the federal securities laws. Please see page 29 of Amendment No. 1. We also have included a risk factor on page 2 of Amendment No. 1 regarding the impact of our forum selection provision on those holding beneficial interests in the Partnership.

U.S. Securities and Exchange Commission
November 21, 2019

Should the Staff have any questions or comments with respect to the foregoing, please contact Amanda Maki, Senior Counsel, at (832) 765-3061.

Very truly yours,
Phillips 66 Partners LP
By: Phillips 66 Partners GP LLC, its general partner
/s/ Kevin J. Mitchell
By: Kevin J. Mitchell
Vice President and Chief Financial Officer
cc:     Amanda K. Maki, Phillips 66
Thomas Brandt, Latham & Watkins LLP